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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): /X/ Form 10-K  /  / Form 20-F  /  / Form 11-K  /  / Form 10-Q
            /  / Form N-SAR

For Period Ended:  March 31, 1996

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR

For the Transition Period Ended:
                                ----------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

                         Reconditioned Systems, Inc.
                         ---------------------------
                           Full Name of Registrant


                                Not Applicable
                          -------------------------
                          Former Name if Applicable


                              444 West Fairmount
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          Address of Principal Executive Office (Street and Number)


                             Tempe, Arizona 85282
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                           City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            /X/   (a)      The reasons described in reasonable detail in
                           Part III of this form could not be eliminated without unreasonable effort or expense;

            /X/   (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, 11-K, Form
                           N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant has filed with the Commission a preliminary proxy statement and form of proxy for the Annual Meeting of its Stockholders. The preliminary proxy statement contains six proposals including a proposal to amend the Company's Articles of Incorporation to provide for the automatic conversion of each outstanding share of the Registrant's Series A Convertible Preferred Stock, together with any and all accrued but unpaid dividends through the conversion date, into 13 shares of the Registrant's Common Stock. Because of the inclusion of this proposal in the proxy statement, the Registrant was required to include its consolidated financial statements and management's discussion and analysis of financial condition and results of operations in the proxy statement as well as in its 10-KSB filing. As such, the Registrant wishes to avoid any possible discrepancies between its proxy statement and its 10-KSB filing by extending its 10-KSB filing date to July 15, 1996 so that it has time to clear the Commissions comments on its proxy statement prior to filing its 10-KSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Dirk Anderson            (602)                    968-1772
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       (Name)                (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no, identify report(s).

                                /X/ YES / / NO


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                / / YES /X/ NO

       If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                          Reconditioned Systems, Inc
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 1996                 By: /s/ Dirk Anderson
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                                            Dirk Anderson